Mail Stop 4561

June 11, 2008

Mr. Robert W. Selander
President and Chief Executive Officer
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

Re: MasterCard Incorporated
         Form 10-K for the Fiscal Year Ended December 31, 2007
         Filed February 20, 2008
         Form 10-Q for the Period Ended March 31, 2008
         Filed April 29, 2008
         File No. 001-32877

Dear Mr. Selander:

        We have reviewed your response letter dated May 9, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 30, 2008.

Form 10-Q Filed for the Period Ended March 31, 2008

Note 3. Fair Value Measurement, pages 8-9

1.   We note the disclosures within Note 3 to the financial statements reflective of the adoption of SFAS 157. Please explain to us and tell us your consideration of disclosure of the following:

        • the maturity dates of the auction rate securities (the "ARS') as your current disclosure of "generally greater than 10 years" lacks specificity;
        • what is meant by the disclosure that the ARS are collateralized by student loans which are "substantially" backed by the U.S. government;

- what percentage of the student loans held as collateral are backed by the U.S. Government;
- whether the underlying cash flows on the ARS are being received;
- the valuation technique being used to determine the 5% below par value temporary impairment;
- the number and dollar value of the failed ARS auctions;
- why no other-than-temporary-impairment was recognized;
- whether any losses were recognized on the sale of the ARS during the quarter, if any; and
- how and when the principal will be available on the ARS, i.e. expectation of successful auctions, buyers outside of auctions or issuer redemptions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 34

2.   Explain to us and tell us your consideration of disclosing whether the reclassification of the ARS to long-term assets will have any impact on the liquidity of the Company. Address whether the Company has the ability and intent to hold these investments to maturity or until their recovery.

* * * * * * *

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

    You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or me at (202) 551-3226 if you have any questions regarding the above comments.

                                    Sincerely,

                                    Craig D. Wilson
                                    Sr. Asst. Chief Accountant